Issuer Free Writing Prospectus

Filed Pursuant To Rule 433

Registration File No. 333-276599

Registration File No. 333-279302

Registration File No. 333-276762

Shield Level Annuity Client Testimonial

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My name's Kristin Cronhardt and I own my own small business. I'm not retired yet. I'm fifty-one. I do have a goal of retirement around the age of 65.		This information is for educational purposes only and brought to you courtesy of Brighthouse Financial, Inc. The opinions expressed are those of the speaker, who was compensated for participating. This testimonial may not be representative of the experience of other customers and is no guarantee of future performance of success.

I started working with a financial professional about 17 years ago. I really wanted to start looking at my financial future. I'm somebody that's a little bit conservative, so I’m teased a little bit about having the first dollar that I made. When I sat down with my financial professional and she mentioned another annuity, I kind of questioned her on it because I didn't understand why I would want to add one when I already had one in the portfolio.

Shield Level Annuity Client Testimonial

So after she reviewed the Shield Level Annuity with me, I thought it was a really interesting opportunity for me because it had so many different things about it that I really liked and kind of fit me as an investor.

Brighthouse Shield® Level II 6-Year Annuity, Brighthouse Shield® Level II 3-Year Annuity, and Brighthouse Shield® Level II Advisory Annuity are collectively referred to as “Shield® Level Annuities,” “Shield® Level II Annuities,” “Shield® Annuities,” or “Shield® II Annuities.” Product availability and features may vary by state or firm.

My understanding of how a Shield Level Annuity works and the things that I like the most about it were the tax deferred growth, no management fees, and I really like the 10 percent downturn protection because I feel like it helped minimize my risk in the investment.

Shield Level Annuity Client Testimonial

I feel really good about my financial future. I get so busy with my life that I don't take time to kind of stop and do some of the more fun things that I think that I will be able to do in my retirement.

There are different versions of Shield Level annuities in addition to the specific version Kristin owns.

This material is for general informational purposes only, does not purport to be complete or cover every situation, and should not be construed as legal, tax, accounting, investment, or fiduciary advice. Brighthouse Financial and its affiliates did not consider any individual’s circumstances in preparing this information. Clients should confer with their tax, legal, and accounting professionals in addition to consulting with a financial professional.

This is not an offering of any securities for sale in New York. This communication refers to Brighthouse Shield® Level II 6-Year Annuity, Brighthouse Shield® Level II 3-Year Annuity, and Brighthouse Shield® Level II Advisory Annuity, collectively referred to as “Shield® Level Annuities,” “Shield® Level II Annuities,” “Shield® Annuities,” or “Shield® II Annuities.” These products are index-linked annuities issued by, with product guarantees solely the responsibility of, Brighthouse Life Insurance Company, Charlotte, NC 28277, on Policy Form 5-213-1 (07/24) (“Brighthouse Financial”). Shield Level Annuities are distributed by Brighthouse Securities, LLC (member FINRA). All are Brighthouse Financial affiliated companies. Shield Level Annuities have charges, termination provisions, and terms for keeping them in force. Please contact a financial professional for complete details. Product availability and features may vary by state or firm. Brighthouse Financial® and its design are registered trademarks of Brighthouse Financial, Inc. and/or its affiliates.

Shield Level Annuities are registered with the SEC. Before you invest, you should read the prospectus in the registration statement and other documents Brighthouse Life Insurance Company has filed for more complete information about the company and the product. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. You may also request a prospectus from your financial professional or directly from Brighthouse Financial at (888) 243-1932 or brighthousefinancial.com.

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